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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMER
8- 69756

ANNUAL
REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/24 AND ENDING 06/30/25
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Rialto Markets LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

42 Broadway Suite 12-129
_____
(No. and Street)

New York   NY   10004
_____
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Shari Rothenberg   (908) 743-1307   srothenberg@integrated.solutions
_____
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

YSL & Associates LLC
_____
(Name – if individual, state last, first, and middle name)

11 Broadway, Suite 700   New York   NY   10004
_____
(Address)   (City)   (State)   (Zip Code)

06/06/2006   2699
_____
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR
   240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

AFFIRMATION

I, Shari Noonan , **swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to** Rialto Markets LLC **as of** 06/30/25 **, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.**

Shari Noonan

Signature

CEO

Title

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Rialto Markets LLC

(a wholly-owned subsidiary of Rialto Trading Holdings LLC)
Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
June 30, 2025

YSL & Associates LLC

Certified Public Accountants | Member of Parker Russell International

11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Rialto Markets LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Rialto Markets LLC (the "Company") as of June 30, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2025 in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statement, the Company's ability to continue operations is dependent upon generating sufficient revenue or obtaining continued financial support from its Parent. Although the Parent has historically provided the support to pay for the Company's operational expenses, there is uncertainty regarding the Parent's ability to continue providing such support on an ongoing basis. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding those matters are also described in Note 6. The financial statement does not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as Rialto Markets LLC's auditor since 2017.
New York, NY
September 12, 2025

Rialto Markets LLC
(a wholly-owned subsidiary of Rialto Trading Holdings LLC)

Statement of Financial Condition
June 30, 2025

Assets		
Cash	$	133,364
Due from affiliate		29,784
Other receivable		1,282
Due from escrow agent		2,720
Prepaid expenses and other		11,752
Total assets	$	178,902
Liabilities and Member's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	240
Deferred revenue		5,000
Total liabilities		5,240
Member's equity		173,662
Total liabilities and member's equity	$	178,902

The accompanying notes are an integral part of this financial statement.

1.   **Nature of operations**

Rialto Markets LLC (the "Company") is a limited liability company formed under the laws of the state of Delaware on August 5, 2016. The Company is a wholly-owned subsidiary of Rialto Trading Holdings LLC (the "Parent").   The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is permitted to act as a placement agent for privately offered securities, in the primary market, and to operate as an alternative trading system ("ATS") creating an electronic matching system for non-publicly traded securities, corporate debt securities, U.S. government securities and municipal securities in the secondary market. However, the Company, currently acts only as a service provider to issuers that engage in self issuance of private securities. The Company earns platform fees and fees commensurate with the amount of capital that the issuers raise via exempt offerings (ex. Regulation CF, Regulation A+, etc.).

2.   **Summary of significant accounting policies**

Basis of presentation
This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue recognition
The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. This revenue recognition guidance does not apply to revenue associated with financial instruments and interest income.

The Company's revenues are generally from one-time nonrecurring transactions and are recognized at the point in time when the performance obligation is completed.

Significant judgment
Revenue from contracts with customers includes commission income.   The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

2.   **Summary of significant accounting policies (continued)**

Revenue recognition (continued)
Commissions
The Company earns transaction-based fees for acting as a service provider to issuers that engage in self issuance of private securities. The Company has determined that the performance obligation is satisfied at the time that all contingencies have been met and funds are available to be distributed by the escrow agent.

Consulting
Revenue is recognized over time when control of the promised services is transferred and simultaneously consumed by the Company's customer.

Reimbursed expenses
Revenue from reimbursed expenses is recognized when the related performance obligations under the customer contract are satisfied, and the Company is entitled to payment.

Cash
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution and may at times exceed amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Income taxes
The Company is a single member limited liability company and is treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the single member and in turn to the ultimate beneficial individual member for federal and state income taxes. Accordingly, the Company has not provided for any income taxes.

At June 30, 2025, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Receivables and contract balances
Receivables include commissions due from clients and held by an escrow agent. Management reviews all receivable balances, determines a course of action on any delinquent amounts, and provides an allowance for amounts which collection is considered to be doubtful. As of July 1, 2024 and June 30, 2025, the amounts due from clients were $231 and $2,720, respectively.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e. unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. There were no contract assets as of July 1, 2024 and June 30, 2025.

2.   **Summary of significant accounting policies (continued)**

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. There were no contract liabilities as of July 1, 2024 and $5,000 of contract liabilities as of June 30, 2025.

Allowance for Credit Losses

ASC Topic 326, Financial Instruments –   Credit Losses ("ASC 326") impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under ASC 326, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client).

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Under the standard, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net amount expected to be collected.

Recent Accounting Pronouncements
In December 2023, the FASB issued ASU 2023-09, which amends the disclosure requirements for income taxes. The amendments primarily include new requirements to disclose additional information as part of the reconciliation of the effective tax rate to statutory tax rate, provide the amount of income taxes paid, net of refunds received, and income tax expense disaggregated between federal, state and foreign jurisdictions and provide income before income taxes disaggregated between domestic and foreign jurisdictions. The amendments also discontinue certain other disclosure requirements. The amended guidance is effective for the Company on July 1, 2025, with early adoption permitted, and is to be applied prospectively, with retrospective application permitted. The Company is currently evaluating the impact of ASU 2023-09 on its financial statements and related disclosures.

3.   **Transactions with related parties**

The Company may be dependent on its access to funding from the Parent. The Parent intends to continue to fund the operational and regulatory needs of the Company for the foreseeable future.

The Company maintains an administrative services agreement (the "Expense Sharing Agreement") with its Parent and affiliates owned by the Parent (the "Affiliates") whereby the Affiliates provide accounting, administrative, office space, human resources and other services. The Company does not have any obligation, direct or indirect, to reimburse or otherwise compensate the Affiliates for any or all costs that the Affiliates have paid on behalf of the Company.

3.   **Transactions with related parties (continued)**

As of July 1, 2024 the Company had no outstanding balance receivable from related parties. During the year, the Company loaned $37,674 to an affiliate. As of June 30, 2025 this balance was $29,784. The Company loaned $11,000 to the Parent, which was fully paid off. All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4.   **Regulatory requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2025, the Company had net capital of $128,124 which exceeded the required net capital by $123,124.

The Company does not hold customers' cash or securities and, has no requirements under SEC Rule 15c3-3 and therefore does not claim an exemption under paragraph (k).

5.   **Regulatory Event**

In June 2025, in connection with a regulatory matter, the Company paid a $50,000 penalty to FINRA. Management does not expect this to be a recurring event.

6.   **Going concern**

Accounting Standards Update 2014-15 requires that management evaluate conditions or events that might raise substantial doubt about the Company's ability to continue as a going concern. Management has evaluated the Company's conditions and has determined that unless the Company generates enough revenue or continues to be funded by its parent, there is substantial doubt about the Company's ability to continue as a going concern. Capital is not a significant income producing factor and should the Company have a need for capital, it has been able to rely upon its Parent to infuse capital to cover overhead should that become necessary. Its Parent has indicated its intention to provide to the Company to enable it to operate for the next year should that become necessary.

7.   **Segment reporting**

The Company follows ASC 280, *Segment Reporting* (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance. The Company conducts its business activities and reports financial results as a single reportable brokerage services segment. The Chief Operating Decision Maker ("CODM") makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The CODM is the Chief Executive Officer. The net income is used by the CODM to evaluate the results of the business to manage the company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The nature of business and accounting policies of the brokerage services segment are the same as described in the organization and summary of significant accounting policies notes.

8.   **Subsequent events**

Management of the Company has evaluated events or transactions that may have occurred since June 30, 2025 through the date when the financial statement was issued and determined there were no material subsequent events that require recognition or additional disclosure.